UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 16)*

Telecom Italia S.p.A.

(Name of Issuer)

Ordinary Shares with no nominal value

(Title of Class of Securities)

87927W10

(CUSIP Number)

George E. Bushnell III, Esq. Senior Vice President and Deputy General Counsel Vivendi S.A 1755 Broadway New York, New York 10019 Telecopy: (212) 445-3812

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 27, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Person. I.R.S. Identification Nos. of above persons (entities only) Vivendi S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization France
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,640,109,990
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 3,640,109,990
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,640,109,990
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 23.943%
14.	Type of Reporting Person (See Instructions) HC

This Amendment No. 16 (this “Amendment”) amends and supplements the Schedule 13D filed on July 1, 2015 (the “Original Filing”), as amended by Amendment No. 1 filed on October 5, 2015 (“Amendment No. 1”), Amendment No. 2 filed on October 23, 2015 (“Amendment No. 2”), Amendment No. 3 filed on December 17, 2015 (“Amendment No. 3”), Amendment No. 4 filed on January 20, 2016 (“Amendment No. 4”), Amendment No. 5 filed on February 19, 2016 (“Amendment No. 5”), Amendment No. 6 filed on March 1, 2016 (“Amendment No. 6”), Amendment No. 7 filed on March 11, 2016 (“Amendment No. 7”), Amendment No. 8 filed on May 10, 2016 (“Amendment No. 8”), Amendment No. 9 filed on May 20, 2016 (“Amendment No, 9”), Amendment No, 10 filed on November 22, 2016 (“Amendment No. 10), Amendment No. 11 filed on December 6, 2016 (“Amendment No. 11”), Amendment No. 12 filed on December 7, 2016 (“Amendment No. 12”) Amendment No. 13 filed on April 14, 2017 (“Amendment No. 13), Amendment No. 14 filed on May 10, 2017 (“Amendment No. 14”) and Amendment No, 15 filed on June 2, 2015 (“Amendment No, 15”, and together with the Original Filing and Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11 Amendment No. 12, Amendment No. 13, Amendment No, 14 and Amendment No, 15 the “Schedule 13D”) by the Filing Person relating to the ordinary shares, without nominal value (the “Shares”), of Telecom Italia S.p.A., a company formed under the laws of the Republic of Italy (the “Issuer” or the “Company”). Information reported in the Schedule 13D remains in effect except to the extent that it is amended, supplemented, restated or superseded by information contained in this Amendment. Each capitalized term used herein but not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D.

Item 4. Purpose of the Transaction

Item 4 is hereby amended and supplemented by the addition of the following:

Following the resignation of Flavio Cattaneo from the office of CEO and Board member of the Company, on July 27, 2017, Arnaud de Puyfontaine, Executive Chairman of the Company and Vivendi’s Chief Executive Officer, was named interim CEO of the Company. In addition, on July 28, 2017, Amos Genish, Vivendi’s Chief Convergence Officer, was appointed as General Manager for Operations of the Company.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that this information set forth in this statement is true, complete and correct.

Dated: July 31, 2017

VIVENDI S.A.

By:	/s/ George E. Bushnell III
Name: George E. Bushnell III
Title: Executive Vice President
& Deputy General Counsel